Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., and Subsidiaries
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

						Three
						Months
						Ended
	Year Ended 30 September					31 Dec

	1998	1999	2000	2001	2002	2002

Earnings:
Income from continuing operations	$546.8	$450.5	$124.2	$465.6	$525.4	$128.7
Add (deduct):
Provision for income taxes	280.9	209.5	(7.5)	196.2	247.5	56.8
Fixed charges, excluding capitalized interest	202.8	194.4	232.6	226.5	150.3	39.9
Capitalized interest amortized during the period	7.4	6.1	6.6	7.1	7.2	1.8
Undistributed earnings of less-than-fifty-percent-owned affiliates	(25.3)	(44.5)	(32.1)	(34.3)	(42.8)	(2.9)

Earnings, as adjusted	$1,012.6	$816.0	$323.8	$861.1	$887.6	$224.3

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$186.7	$175.4	$210.3	$201.6	$126.4	$34.0
Capitalized interest	18.4	24.7	19.7	8.8	11.7	3.2
Amortization of debt discount premium and expense	1.9	1.3	3.1	5.6	2.2	.6
Portion of rents under operating leases representative of the interest factor	14.2	17.7	19.3	19.3	21.7	5.3

Fixed charges	$221.2	$219.1	$252.4	$235.3	$162.0	$43.1

Ratio of Earnings to Fixed Charges:	4.6	3.7	1.3	3.7	5.5	5.2